____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations



EMBRAER

# EARNINGS RESULTS

1st Quarter 2025

# Index

ERJ LISTED NYSE 25 YEARS

# Highlights

**7.2bn**

**2025 Guidance reiterated: Commercial Aviation deliveries** between **77 and 85** aircraft, and **Executive Aviation deliveries** between **145 and 155** aircraft. Total company **revenues** in the **US$7.0 to US$7.5 billion** range, **adjusted EBIT margin** between **+7.5% and +8.3%,** and adjusted free cash flow of **US$200 million or higher** for the year. *The company highlights Q1 results were not impacted by U.S. tariffs.*

**23%**

**Revenues** totaled **US$1,103 million** in **1Q25 – the best first quarter since 2016** – and +23% year over year (yoy). Highlight for Defense & Security revenues +72% yoy growth.

**5.6%**

**Adjusted EBIT** reached **US$62.0 million** with a **+5.6% margin in 1Q25** (+0.8% in 1Q24).

**(385.8)m**

**Adjusted free cash flow w/o Eve was US$(385.8) million** during the quarter in preparation for a higher number of aircraft deliveries in the coming quarters.

**51.4m**

The company approved the **payment of R$51.4 million in dividends (R$0.07 per share)** related to 2024.

**650m**

**Embraer issued a US$650 million 10-year bond at 158bp over U.S. Treasury in 1Q25,** and purchased US$522 million in 2027 bonds (fully retired) and US$150 million in 2028 bonds.

**6.3y**

The company extended its debt duration to 6.3 years (3.8 years in 4Q) after the most recent liability management step, and ended the quarter with a 0.5x net debt-to-EBITDA ratio, down from 1.8x yoy.

**30 jets**

Embraer delivered **30 jets** in **1Q25**, of which **7 were commercial jets** (3 E2s and 4 E1s) and **23 were executive jets** (14 light and 9 medium); +20% versus the 25 aircraft delivered yoy.

**26.4 bn**

**Firm order backlog of US$26.4 billion in 1Q25** – surpassed the all-time historical high set in the previous quarter. For more information please see 1Q25 Backlog and Deliveries release.

To access the spreadsheet containing the data available in our Investor Relations website click here.

# Main Financial Indicators

In millions of U.S dollars, except % and earnings per share data

| IFRS | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| Revenue | **1,103.0** | 2,311.5 | 896.6 |
| Adjusted EBITDA | **108.6** | 327.5 | 47.1 |
| Adjusted EBITDA margin % | **9.8%** | 14.2% | 5.2% |
| Adjusted EBIT | **62.0** | 265.1 | 6.8 |
| Adjusted EBIT margin % | **5.6%** | 11.5% | 0.8% |
| Adjusted net income (loss)[1] | **(73.6)** | 173.0 | (12.8) |
| Adjusted earnings (loss) per share - ADS basic | **(0.4007)** | 0.9422 | (0.0699) |
| Adjusted free cash flow w/o Eve | **(385.8)** | 995.5 | (346.1) |
| Net cash w/o Eve* | **(468.2)** | (110.7) | (1,048.2) |

*Financials are derived from unaudited information.*
** Net cash w/o Eve represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing, less Eve's net cash.*

**São Paulo, Brazil, May 6, 2025**

(B3: EMBR3, NYSE: ERJ). The company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2025 (1Q25), December 31, 2024 (4Q24), and March 31, 2024 (1Q24), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

# 2025 Guidance (Eve Not Included)

From an operations point of view, Embraer reiterates the estimates for **Commercial Aviation deliveries between 77 and 85 aircraft (mid-point +10% yoy), and Executive Aviation deliveries between 145 and 155 (+15% yoy).** From a financial point of view, the company forecasts **Revenues in the US$7.0 to 7.5 billion range (+13% yoy), Adjusted EBIT margin between +7.5% and +8.3%,** and **Adjusted Free Cash Flow of US$200 million or higher.** *The company highlights Q1 results were not impacted by U.S. tariffs.*

| 2025 GUIDANCE | |
|---|---|
| Commercial Aviation deliveries | **77 - 85** |
| Executive Aviation deliveries | **145 - 155** |
| Consolidated revenues (US$ billion) | **7.0 - 7.5** |
| Adjusted EBIT margin | **7.5% - 8.3%** |
| Free cash flow (US$ million) | **200 or higher** |

*1 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily inventory, intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.*

# Deliveries and Backlog

Embraer delivered 30 jets in 1Q25, of which 7 were commercial jets (3 E2s and 4 E1s) and 23 were executive jets (14 light and 9 medium); +20% versus the 25 aircraft delivered yoy. The number of deliveries for Executive Aviation was 28% higher compared to 1Q24, while Commercial Aviation was flat. There were no deliveries for Defense & Security. For more information please see 1Q25 Backlog and Deliveries release.


Executive Aviation
Light Jets
Medium Jets
28%
11
7
20
7
22
19
22
22
14
9
1Q24
2Q24
3Q24
4Q24
1Q25


Defense & Security
KC-390
N/A
0
1
2
0
0
1Q24
2Q24
3Q24
4Q24
1Q25


Commercial Aviation
E1
E2
0%
3
4
8
11
4
12
11
20
4
3
1Q24
2Q24
3Q24
4Q24
1Q25

The company's backlog reached US$26.4 billion in 1Q25, 25% higher yoy, surpassing the all-time historical high set in the previous quarter. Compared to a year ago, the total backlog increased 25%, with highlight to Defense & Security and Executive Aviation, whose backlogs increased 73% and 66%, respectively. Meanwhile, Services & Support expanded 49% while Commercial Aviation decreased 10% yoy.


US$ billion
+25%
21.1
3.1
2.4
4.6
11.1
21.1
3.1
2.1
4.6
11.3
22.7
3.5
3.6
4.4
11.1
26.3
4.6
4.2
7.4
10.2
26.4
4.6
4.2
7.6
10.0
1Q24
2Q24
3Q24
4Q24
1Q25
Services & Support
Defense & Security
Executive Aviation
Commercial Aviation

# Revenue, Gross Margin and Adjusted EBIT

Consolidated revenue of US$1,103 million in 1Q25 represented a 23% increase yoy. Defense & Security was the highlight for the quarter, whose revenues increased 72% when compared to last year. Executive Aviation and Services & Support also performed well with 35% and 16% yoy increases, respectively. Commercial Aviation revenues were flat compared to 1Q24.




5%
11%
240
323
1Q24
1Q25
Adj. EBIT margin
Revenues (US$M)

**Executive Aviation**

Revenues totaled US$323 million, 35% higher yoy because of higher volumes, price discipline and product mix. Gross margin was slightly better at +21.8% versus +21.4% a year ago. Adjusted EBIT margin increased from +5.0% to +11.3% during the period because of operating leverage and cost containment initiatives.




-14%
-2%
81
139
1Q24
1Q25
Adj. EBIT margin
Revenues (US$M)

**Defense & Security**

Revenues reached US$139 million, 72% higher yoy because of stronger KC-390 recognition, customer mix and product stage (in accordance with the percentage of completion calculation method). Gross margin was slightly higher at +12.7% versus +12.3% yoy. Adjusted EBIT margin improved to -1.6% from -13.9% yoy during the period because of higher volumes and lower expenses, and negative extraordinary items a year ago.




-15%
-5%
201
202
1Q24
1Q25
Adj. EBIT margin
Revenues (US$M)

**Commercial Aviation**

Revenues were US$202 million, flat yoy. Gross margin increased from +3.2% to +4.9% supported by product and customer mix. Adjusted EBIT margin increased from -14.9% to -4.8% during the period and reflected gross margin variance and positive one-time items (i.e. supplier's credit).




12%
10%
366
425
1Q24
1Q25
Adj. EBIT margin
Revenues (US$M)

**Services & Support**

Revenues amounted to US$425 million, 16% higher yoy because of OGMA GTF ramp-up. The reported gross margin decreased from +27.1% to +20.5% because of product mix (i.e. buy vs made parts) and the start of the North America Executive MRO ramp-up (circa 6 months). However, Adjusted EBIT margin decreased only from +12.3% to +9.9% during the period helped by positive one-time items (i.e. past due reversal).




9
15
1Q24
1Q25
Revenues (US$M)

**Others**

Include Agricultural Aviation (i.e. crop duster), the cyber division Tempest, the newly included landing gear division (ELEB), and other businesses. Revenues for the segment rose 66% from US$9 million to US$15 million yoy because of the recently reclassified landing gear division (ELEB).

*Financials are derived from unaudited information.*

# Adjusted EBIT / Earnings Before Interest & Taxes

Adjusted EBIT was US$62.0 million with a +5.6% margin excluded US$10.9 million from extraordinary items (i.e. Eve's expenses). Reported EBIT was US$51.2 million in the quarter (+4.6% margin) compared to US$(3.9) million a year ago (-0.4% margin) because of Executive Aviation higher volumes, product mix and lower expenses.


US$ Million
Adjusted EBIT 1Q25
80
60
40
20
51
11
62
EBIT
Eve results
Adjusted EBIT

*Financials are derived from unaudited information.*

# Net Income (Loss)

Net income (loss) attributable to Embraer shareholders and net income (loss) per ADS (American Depositary Shares) were US$73.4 million and US$0.3997 in 1Q25, compared to US$28.7 million and US$0.1563, respectively, in 1Q24. Adjusted net income was US$(73.6) million for the quarter compared to US$(12.8) million a year ago if excluded extraordinary items such as US$123.6 million in deferred taxes and US$23.4 million from Eve's results.


US$ Million
Adjusted Net Income 1Q25
100
50
0
50
100
73
(124)
(23)
74
Embraer net income
Deferred income tax & social contribution net change
Eve results
Embraer adj. net income

*Financials are derived from unaudited information.*

# Investments

Embraer, on a stand-alone basis, invested a total of US$88.2 million in 1Q25 compared to US$89.9 million in 1Q24. Capital expenditures amounted to US$37.2 million (US$28.4 million a year ago), net additions to the pool program (spare parts) another US$12.7 million (US$14.5 million a year ago), net add to intangibles US$27.1 million (US$36.7 million a year ago) and research US$11.2 million (US$10.3 million a year ago).

Meanwhile, Eve invested a total of US$36.3 million during the quarter (US$30.2 million yoy), of which US$0.9 million were capital expenditures, US$32.4 million net add to intangibles and research US$3.0 million. Consequently, Embraer and Eve, on a consolidated basis, invested a total of US$124.5 million during the period (US$120.1 million a year ago).


US$ Million
Investments 1Q25
150
100
50
0
37
13
27
11
88
1
32
3
36
125

** PP&E (Capex + Net add Pool program) US$50.8m considers only related cash inflows and outflows during the period; US$76.0 million in the Free Cash Flow section reflects accruals from the indirect cash flow accounting methodology [Acquisition of and Proceeds from sale of PP&E: US$(78.4m) and US$2.4m; CF]. ** Research expenditures are expensed (i.e. not capitalized). Financials are derived from unaudited information.*

*Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily inventory, intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred Income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.*

Currently, Embraer on a stand-alone basis has three main sustainable growth projects:

- *Executive Aviation (US$90 million capex during 2024-2027; Gavião Peixoto SP, Brazil & Melbourne FL, USA): an increase in the production capacity for the business by 2027 in-line with its recent backlog growth;*
- *Services & Support (US$90 million capex during 2021-2026; OGMA Portugal): brand new line for induction of PW1,100 and PW1,900 engines with start of operations in 2024 and full ramp (US$500 million revenues) in 2028; and*
- *Services & Support (US$70 million capex during 2025-2026; Fort Worth TX, USA): an increase in the MRO footprint to service Commercial Aviation clients in North America by 50%+ in 2027.*

# Working Capital (Eve Not Included)

Working capital increased US$386.7 million during 1Q25 because of business seasonality. In the assets side, the main increase was in inventories US$551.8 million ahead of the higher number of aircraft deliveries in the upcoming quarters. Meanwhile, on the liabilities side, the main variance refers to US$167.4 million in trade accounts payable that helped partially offset cash consumption.

In millions of U.S. dollars

| | Balance Sheet Data w/o Eve | 1Q25 | 4Q24 | 1Q24 | Δ qoq | Δ yoy |
|---|---|---|---|---|---|---|
| A | Inventories | 3,485.9 | 2,934.1 | 3,119.5 | 551.8 | 366.4 |
| A | Trade accounts receivable | 253.5 | 316.9 | 214.8 | (63.4) | 38.7 |
| A | Customer and commercial financing | 35.1 | 32.4 | 62.1 | 2.7 | (27.0) |
| A | Contract assets | 679.4 | 624.1 | 544.4 | 55.3 | 135.0 |
| A | Other assets | 803.3 | 746.6 | 619.0 | 56.7 | 184.3 |
| B | Contract liabilities | 3,312.3 | 3,283.1 | 2,666.5 | 29.2 | 645.8 |
| B | Trade accounts payable | 1,131.9 | 964.5 | 920.6 | 167.4 | 211.3 |
| B | Trade accounts payable - Supplier finance | 43.9 | 43.3 | 40.3 | 0.6 | 3.6 |
| B | Other payables | 1,480.2 | 1,461.0 | 1,272.7 | 19.2 | 207.5 |
| | **Working Capital (A-B)** | **(711.1)** | **(1,097.8)** | **(340.2)** | **386.7** | **(370.9)** |

*Financials are derived from unaudited information.*

*Inventories: raw materials, work in progress, spare parts and finished goods. Trade accounts receivable: amount owed by clients for products sold and not paid yet. Customer and commercial financing: amount owed by clients for financing provided for products sold and not paid yet. Contract assets: rights to compensation for the work already completed but not yet billed at the reporting date. Contract liabilities: non-refundable advance payments received prior to a) delivery of aircraft or b) the acceptance of managerial stages under long-term contracts, as well as supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts. Trade accounts payable: amount owed by the company for goods and/or services provided by suppliers. Trade accounts payable – supplier finance: amount owed by the company for goods and/or services provided by suppliers which were invoiced to financial institutions for early payment.*

# Free Cash Flow

Embraer on a stand-alone basis Adjusted free cash flow was US$(385.8) million in 1Q25. The net cash consumption during the period was mainly because of higher working capital (i.e. US$551.8 million in inventory) in preparation for a higher number of aircraft deliveries in the coming quarters.


US$ Million
Reported EBITDA to Free Cash Flow 1Q25
200
100
-
(100)
(200)
(300)
(400)
(500)
98
(366)
74
(76)
(60)
(11)
(70)
(411)
25
(386)
Embraer EBITDA
Working Capital*
Working capital forex variance
Net additions to PP&E
Intangible
Inc. tax and social contrib.
Interest paid
Embraer consolidated adj. free cash flow
Eve free cash flow
Embraer stand-alone free cash flow

*Working capital change for Embraer consolidated US$(365.6) million; Embraer stand-alone US$(386.7) million and Eve US$21.1 million. Financials are derived from unaudited information.

# Cash Position Variance

*Embraer's liquidity position remains strong as its cash position on a consolidated basis reached US$1,722 million at the end of 1Q25, and it is complemented by its US$1.0 billion Revolver Credit Facility (RCF).*

The consolidated cash position was US$828.8 million lower than the US$2,551 million in 4Q24. The company consumed US$410.9 million in free cash flow during the quarter [Embraer stand-alone US$(385.8) million and Eve US$(25.1) million]. Meanwhile, net financial position variance was US$(403.4) million (mainly due to repayment / proceeds from borrowings US$(412.1) million) and buybacks reached US$(14.5) million. There were no dividend payments or M&A flows during the period. Eve's cash position stood at US$287.6 million in 1Q25. Therefore, Embraer on a stand-alone basis finished the quarter with US$1,435 million in cash in part because of business seasonality.


US$ Million
Cash position variance (from 4Q24 to 1Q25)
3,000
2,500
2,000
1,500
1,000
2,551
(411)
(403)
-
-
(15)
1,722
(288)
1,435
Embraer consolidated cash 4Q24*
Free cash flow**
Net financial position variance***
M&A
Dividends
Shares repurchased
Embraer consolidated cash 1Q25
Eve cash 1Q25
Embraer stand alone cash 1Q25

* Cash includes cash & cash equivalents, current and non-current financial investments (BS). ** Embraer consolidated free cash flow: 1Q25 Embraer stand-alone US$(385.8) million and Eve US$(25.1) million *** Net financial position variance includes: net financial investments [US$93.0m; CF], repayment / proceeds from borrowings [US$(412.1)m; CF], lease payments [US$(5.8)m; CF], foreign exchange gain (loss), net (US$0.3m; CF) and change in current and non-current financial investments [US$(78.8)m; BS). Financials are derived from unaudited information.

# Debt & Liability Management

Liability management with a US$455.5 million decrease in gross debt without Eve quarter-on-quarter and US$681.2 million year-on-year. Embraer's net debt without Eve increased US$357.5 million to US$468.2 million in 1Q25 compared to US$110.7 million in 4Q24 (US$580.0 million decrease from US$1,048.2 million in 1Q24). The negative US$385.8 million free cash flow generation for Embraer stand-alone during the quarter helps explain the increase in financial leverage.

Embraer issued a US$650 million 10-year bond at 158bp over U.S. Treasury in 1Q25, and purchased US$522 million in 2027 bonds (fully retired) and US$150 million in 2028 bonds. The company extended its debt duration to 6.3 years after the most recent liability management step, and ended the quarter with a 0.5x net debt-to-EBITDA ratio, down from 1.8x yoy.

In millions of U.S. dollars

| | 1Q25 | 4Q24 | 1Q24 | Δ qoq | Δ yoy |
|---|---|---|---|---|---|
| Embraer cash | **1,434.6** | 2,247.6 | 1,535.8 | **(813.0)** | (101.2) |
| Embraer gross debt | **1,902.8** | 2,358.3 | 2,584.0 | **(455.5)** | (681.2) |
| Embraer net cash | **(468.2)** | (110.7) | (1,048.2) | **(357.5)** | 580.0 |
| | | | | | |
| Eve cash | **287.6** | 303.4 | 222.6 | **(15.8)** | 65.0 |
| Eve gross debt | **143.2** | 132.8 | 40.3 | **10.4** | 102.9 |
| Eve net cash* | **144.4** | 170.6 | 182.3 | **(26.2)** | (37.9) |
| | | | | | |
| Embraer & Eve net cash** | **(323.8)** | 59.9 | (865.9) | **(383.7)** | 542.1 |

*4Q24 financials are derived from audited information. 1Q financials are derived from unaudited information.*
** Eve's net cash = cash and cash equivalents plus financial investments minus short-term and long-term loans.*
*** Embraer and Eve's net cash = cash and cash equivalents plus financial investments short-term and long-term minus loans short-term and long-term.*

Eve's gross debt increased US$10.4 million qoq and US$102.9 million yoy to US$143.2 million in 1Q25. Eve's net debt increased US$26.2 million to US$(144.4) million in 1Q25 compared to US$(170.6) million in 4Q24 [US$37.9 million decrease from US$(182.3) million in 1Q24]. The negative US$25.1 million free cash flow generation for Eve during the quarter helps explain the increase in financial leverage.


US$ Million
Net cash position 1Q25
2,000
1,500
1,000
500
-
(500)
(1,000)
1,435
(1,903)
(468)
288
(143)
144
(324)
Embraer cash
Embraer gross debt
Embraer net cash
Eve cash
Eve gross debt
Eve net cash *
Embraer & Eve net cash **

*Financials are derived from unaudited information.*
** Eve's net cash = cash and cash equivalents plus financial investments minus short-term and long-term loans.*
*** Embraer and Eve's net cash = cash and cash equivalents plus short-term and long-term financial investments minus short-term and long-term loans.*

In terms of debt profile, the average loan maturity increased to 6.3 years in 1Q25 compared to 3.8 years in the previous quarter. The term structure of loans was 96% in long-term contracts and only 4% in short-term ones. In the interim, the cost of United States dollar-denominated loans increased slightly up to 6.39% per year in 1Q25 compared to 6.19% in 4Q24, while the cost of Brazilian real-denominated loans was practically unchanged at 5.28% per year in 1Q25 compared to 5.29% per year in 4Q24.


Deleveraging
US$ million
Net debt w/o Eve / adj. EBITDA
Adj. EBITDA
2.3x
1.4x
363
459
570
922
599
983
2021
2022
2023
2024
1Q24
1Q25
Maturities
US$ million
2,722
RCF1
1,000
Eve2
288
Cash
1,435
46
39
38
1
49
15
34
391
37
354
23
11
12
779
12
767
725
49
676
2025
2026
2027
2028
2029
2030
>2031
Eve Loan
Maturities 3

[1] Revolving Credit Facility;
[2] Eve's cash = Cash and cash equivalents plus financial investments;
[3] Maturities = Do not consider accrued interest and deferred costs;
*All numbers from Eve are IFRS.

# Capital Markets


EMBR3 x IBOV
EMBR3
IBOV
150%
100%
50%
0%
-50%
97%
2%
Apr/24
Jul/24
Oct/24
Jan/25
Mar/25


ERJ x S&P 500
ERJ
S&P 500
150%
100%
50%
0%
-50%
73%
7%
Apr/24
Jul/24
Oct/24
Jan/25
Mar/25


Bonds Yield to Maturity
2028
2030
2035
9%
8%
7%
6%
5%
5.8%
5.5%
5.2%
2022
2023
2024
2025


Bonds Spread Over U.S. Treasury
2028
2030
2035
450
350
250
150
50
155bp
149bp
120bp
2022
2023
2024
2025

*Share price on March 31, 2025: EMBR3 R$65.75 / ERJ US$46.20;*
*Market cap on March 31, 2025 (billion): EMBR3 R$54.3 / ERJ US$9.3; and*
*3-month ADTV (million): EMBR3 R$444 / ERJ US$88.*

# Shareholder Remuneration

For fiscal year 2024, the company approved on April 29, 2025, the payment of R$51.4 million in dividends (R$0.07 per share) for the EMBR3 shareholders base from May 12, 2025, to be settled on May 23, 2025.

For fiscal year 2025 and beyond, the company intends to analyze the potential fiscal benefits from quarterly Interest on Equity (IoE) declarations. These IoE values will be added with – if required – a top-up dividend to comply with the minimum 25% of net income payment established by Brazilian corporate law. The company will pay these monies in a single annual payment after the approval of the potential top-up dividend by in the next calendar year shareholders' meeting

| Period | Declared Income | Approval date | EMBR3 Record date* | EMBR3 Payment date** | Gross Amount Declared (R$ million) | Gross value per share (R$) | Gross value per ADS (US$)*** |
|---|---|---|---|---|---|---|---|
| FY24 | Dividends | April 29th, 2025 | May 12th, 2025 | May 23rd, 2025 | 51.4 | 0.07 | 0.05 |

*Shareholders on record at the close of trading in the B3 stock exchange will be entitled to receive the proceeds.
** Payment date refers to EMBR3; for ERJ the payment will follow applicable procedures from the depositary bank.
*** Estimated value (i.e. dependent on spot foreign exchange rate).



# FINANCIAL STATEMENTS



## Embraer S.A. Consolidated Income Statement

(In millions of U.S. dollars, except earnings per share)

| | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| **Revenue** | **1,103.0** | **2,311.5** | **896.6** |
| Cost of sales and services | (913.9) | (1,881.9) | (727.9) |
| **Gross profit** | **189.1** | **429.6** | **168.7** |
| Operating Income (expense) | | | |
| Administrative | (49.2) | (53.8) | (49.8) |
| Selling | (71.0) | (78.9) | (76.9) |
| Expected credit losses over financial assets and contract assets | 3.2 | (18.2) | (3.3) |
| Research | (14.2) | (18.0) | (12.1) |
| Other operating income | 24.7 | 28.2 | 9.6 |
| Other operating expense | (28.9) | (29.9) | (39.8) |
| Equity in income (losses) of associates | (2.5) | (0.7) | (0.3) |
| **Operating profit (loss) before financial income** | **51.2** | **258.3** | **(3.9)** |
| Financial income | 96.3 | 27.5 | 106.7 |
| Financial expenses | (161.9) | (130.8) | (82.3) |
| Foreign exchange gain (loss), net | (9.7) | 13.6 | 12.5 |
| **Profit (loss) before taxes on income** | **(24.1)** | **168.6** | **33.0** |
| Income tax expense | 103.9 | (130.6) | (0.6) |
| **Profit (loss) for the period** | **79.8** | **38.0** | **32.4** |
| Attributable to: | | | |
| - Owners of Embraer | 73.4 | 45.6 | 28.7 |
| - Non-controlling interests | 6.4 | (7.6) | 3.7 |
| **Weighted average number of shares (in thousands)** | | | |
| Basic | 734.5 | 734.6 | 734.6 |
| Diluted | 734.5 | 734.6 | 734.6 |
| **Earnings (losses) per share** | | | |
| Basic | 0.0999 | 0.0621 | 0.0391 |
| Diluted | 0.0999 | 0.0621 | 0.0391 |
| **Earnings (losses) per share - ADS basic (US$)** | **0.3997** | **0.2483** | **0.1563** |
| **Earnings (losses) per share - ADS diluted (US$)** | **0.3997** | **0.2483** | **0.1563** |

*Financials are derived from unaudited statements.*

## Embraer S.A. Consolidated Cash Flow Statement

(in millions of U.S. dollars)

| | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| **Operating activities** | | | |
| Net income (loss) for the period | 79.8 | 38.0 | 32.4 |
| **Adjustment to net income for items not affecting cash** | | | |
| Depreciation and amortization expenses | 50.6 | 74.0 | 43.8 |
| Realization of contribution from suppliers | (4.1) | (11.6) | (3.5) |
| Reversal of impairment losses of inventories | 7.6 | 1.9 | 5.9 |
| Adjustment to fair value - Financial investments | (7.3) | (0.6) | 10.1 |
| (Gain) loss on disposal of fixed assets | 1.7 | 4.8 | 3.0 |
| Expect credit (losses) reversal | (3.2) | 18.2 | 3.3 |
| Income tax and social contribution | (103.9) | 130.6 | 0.6 |
| Accrued interest | 35.3 | 40.6 | 47.1 |
| Interest on marketable securities, net | (4.7) | (5.1) | (3.6) |
| Equity in associates gains and losses | 2.5 | 0.7 | 0.3 |
| Foreign exchange gain (loss), net | 7.8 | (9.9) | (12.2) |
| Other provisions | (10.0) | 4.1 | (14.7) |
| Others | 1.5 | (0.2) | 2.6 |
| **Changes in assets** | | | |
| Financial investments | 91.6 | (1.5) | (33.8) |
| Derivative financial instruments | (42.0) | 128.3 | (74.0) |
| Accounts receivable | 72.0 | (88.5) | 1.4 |
| Contract assets | (54.0) | 121.1 | (33.8) |
| Customer financing | 0.9 | 3.9 | 0.6 |
| Inventories | (568.2) | 392.6 | (499.9) |
| Other assets | (51.3) | 141.3 | (0.7) |
| **Changes in liabilities** | | | |
| Trade accounts payable and Trade accounts payable - Supplier finance | 177.2 | (187.3) | 140.3 |
| Other payables | 173.7 | (134.8) | 38.4 |
| Contract liabilities | 29.2 | 433.2 | 131.1 |
| Taxes and payroll charges payable | 12.9 | 12.2 | 0.2 |
| Unearned income | 1.6 | 6.8 | (3.0) |
| Interest paid | (89.9) | (11.7) | (80.0) |
| Income tax and social contribution paid | (11.1) | (44.1) | (9.7) |
| **1. Net cash generated (used) by operating activities** | **(183.8)** | **1,057.0** | **(307.8)** |
| | | | |
| **Investing activities** | | | |
| Proceeds from sale of property, plant and equipment | 2.4 | 2.4 | - |
| Acquisition of property, plant and equipment | (78.4) | (31.1) | (42.9) |
| Additions to intangible assets | (59.5) | (73.8) | (65.1) |
| Additions to investments in subsidiaries and affiliates, net of cash acquired | - | (3.9) | (13.8) |
| Proceeds from sale of financial investments | 4.0 | 12.2 | 8.6 |
| Loans granted to jointly controlled entity | - | - | 60.5 |
| Dividends Received | - | 0.1 | 0.4 |
| Acquisition of financial investments | (2.6) | (54.1) | (135.9) |
| **2. Net cash generated (used) in investing activities** | **(134.1)** | **(148.2)** | **(188.2)** |
| | | | |
| **Financing activities** | | | |
| Repayment of borrowings | (1,095.3) | (386.5) | (271.8) |
| Proceeds from borrowings | 683.2 | 214.4 | 55.8 |
| Repurchases of common shares | (14.5) | - | - |
| Lease Payments | (5.8) | (6.0) | (3.7) |
| **3. Net cash generated (used) by financing activities** | **(432.4)** | **(178.1)** | **(219.7)** |
| | | | |
| **Cash and cash equivalents at the beginning of the period** | **1,563.0** | **825.0** | **1,626.3** |
| Increase (decrease) in cash and cash equivalents (1+2+3) | (750.3) | 730.7 | (715.7) |
| Effects of exchange rate changes on cash and cash equivalents | 0.3 | 7.3 | 2.1 |
| **Cash and cash equivalents at the end of the period** | **813.0** | **1,563.0** | **912.7** |

*Financials are derived from unaudited statements.*

## Embraer S.A. Consolidated Balance Sheet
(in millions of U.S. dollars)

| Assets | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| **Current** | | | |
| Cash and cash equivalents | 813.0 | 1,563.0 | 919.7 |
| Financial investments | 544.8 | 639.7 | 555.5 |
| Trade accounts receivable | 252.3 | 320.8 | 212.9 |
| Derivative financial instruments | 17.0 | 13.2 | 53.9 |
| Customer and commercial financing | 13.1 | 12.2 | 12.9 |
| Contract assets | 676.4 | 622.7 | 542.1 |
| Inventories | 3,487.3 | 2,936.1 | 3,120.7 |
| Income tax and social contribution | 175.2 | 142.0 | 211.4 |
| Other assets | 283.2 | 262.7 | 233.8 |
| | **6,262.3** | **6,512.4** | **5,862.9** |
| **Non-Current** | | | |
| Financial investments | 364.4 | 348.3 | 283.2 |
| Contract assets | 3.0 | 1.4 | 2.3 |
| Customer and commercial financing | 22.0 | 20.2 | 49.2 |
| Trade accounts receivable | 2.2 | 2.0 | 2.0 |
| Deferred income tax and social contribution | 172.6 | 174.0 | 126.6 |
| Other assets | 179.6 | 173.4 | 135.5 |
| | **743.8** | **719.3** | **598.9** |
| Investments | 44.4 | 43.7 | 53.2 |
| Property, plant and equipment | 1,987.4 | 1,941.3 | 1,790.8 |
| Intangible assets | 2,548.2 | 2,502.9 | 2,381.5 |
| Right of use | 110.5 | 104.7 | 86.4 |
| | **4,690.5** | **4,592.6** | **4,311.9** |
| **Total Assets** | **11,696.6** | **11,824.3** | **10,773.7** |

*1Q25 and 1Q24 financials are derived from unaudited financial statements; 4Q24 are derived from audited financial statements.*

## Embraer S.A. Consolidated Balance Sheet

(in millions of U.S. dollars)

| Liabilities | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| **Current** | | | |
| Trade accounts payable | 1,147.1 | 966.3 | 922.1 |
| Trade accounts payable - supplier finance arrangements | 43.9 | 43.3 | 40.3 |
| Lease liabilities | 21.2 | 19.2 | 15.4 |
| Loans and financing | 91.5 | 113.8 | 96.5 |
| Other payables | 413.8 | 359.8 | 397.1 |
| Contract liabilities | 2,681.1 | 2,563.4 | 1,995.4 |
| Derivative financial instruments | 34.2 | 71.9 | 61.8 |
| Taxes and payroll charges payable | 46.7 | 45.8 | 38.1 |
| Income tax and social contribution | 146.9 | 124.7 | 201.7 |
| Unearned income | 20.3 | 18.0 | 8.6 |
| Provisions | 94.0 | 90.1 | 93.6 |
| | **4,740.7** | **4,416.3** | **3,870.6** |
| **Non-Current** | | | |
| Lease liability | 97.9 | 92.6 | 79.2 |
| Loans and financing | 1,954.5 | 2,377.3 | 2,527.8 |
| Other payables | 222.5 | 161.2 | 61.0 |
| Contract liabilities | 632.7 | 721.2 | 672.4 |
| Derivative financial instruments | 21.1 | 31.9 | 25.8 |
| Taxes and payroll charges payable | 10.3 | 9.2 | 17.2 |
| Income tax and social contribution | 3.5 | 3.2 | 5.1 |
| Deferred income tax and social contribution | 327.2 | 450.3 | 283.5 |
| Unearned income | 12.1 | 12.8 | 16.4 |
| Provisions | 206.7 | 203.7 | 172.4 |
| | **3,488.5** | **4,063.4** | **3,860.8** |
| **Total Liabilities** | **8,229.2** | **8,479.7** | **7,731.4** |
| **Shareholders' equity** | | | |
| Share Capital | 1,551.6 | 1,551.6 | 1,551.6 |
| Treasury shares | (42.7) | (28.2) | (28.2) |
| Profit reserves | 1,624.2 | 1,624.2 | 1,280.0 |
| Share-based remuneration | 50.7 | 49.3 | 47.0 |
| Other comprehensive loss | (203.6) | (257.1) | (176.9) |
| Results from transactions with non-controlling interest | 135.8 | 135.8 | 84.8 |
| Retained earnings | 73.4 | - | 28.7 |
| Non-controlling interest | 278.0 | 269.0 | 255.3 |
| | **3,467.4** | **3,344.6** | **3,042.3** |
| **Total Liabilities And Shareholders' Equity** | **11,696.6** | **11,824.3** | **10,773.7** |

*1Q25 and 1Q24 financials are derived from unaudited financial statements; 4Q24 are derived from audited financial statements.*

# Reconciliation of IFRS and "NON-GAAP" information

## Free Cash Flow

We define free cash flow as operating cash flow less additions to property, plant and equipment, additions to intangible assets, financial investments and other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for the evaluation of certain aspects of our business. The company also believes some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the company for discretionary expenditures, since the company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings releases, which thus limits its usefulness for comparison between Embraer and other companies in the industry.

## EBITDA LTM

Represents earnings before interest, taxation, depreciation, and amortization accumulated over a period of the last 12 months. It is not a financial measure of the company's financial performance under IFRS. EBIT, as mentioned in this press release, refers to earnings before interest and taxes, and for the purpose of reporting is the same as reported on the Income Statement as Operating Profit before Financial Income.

In millions of U.S. dollars

| EBITDA RECONCILIATION / LTM** (IFRS) | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| Net Income (loss) attributable to Embraer | 397.2 | 352.5 | 263.5 |
| Non-controlling interest | 4.8 | 2.1 | 5.9 |
| Income tax income (expense) | 97.9 | 202.4 | (12.5) |
| Financial income (expense), net | 194.5 | 104.5 | 116.0 |
| Foreign exchange gain (loss), net | 28.2 | 6.0 | (10.2) |
| Depreciation and amortization | 219.6 | 213.4 | 210.3 |
| **EBITDA LTM** | **942.2** | **880.9** | **573.0** |

*1Q25 and 1Q24 financials are derived from unaudited financial statements; 4Q24 are derived from audited financial statements.*
*** Last Twelve Months*

## EBIT and EBITDA

Are presented because they are used internally as measures to evaluate certain aspects of the business. The company also believes some investors find them to be useful tools for measuring a company's financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the company's financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purpose of their earnings releases, which limits EBIT and EBITDA's usefulness as comparative measures.

in millions of U.S. dollars

| EBITDA RECONCILIATION | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| Net income (loss) attributable to Embraer | 73.4 | 45.6 | 28.7 |
| Non-controlling interest | 6.4 | (7.6) | 3.7 |
| Income tax (expense) income | (103.9) | 130.6 | 0.6 |
| Financial income, net | 65.6 | 103.3 | (24.4) |
| Foreign exchange gain (loss), net | 9.7 | (13.6) | (12.5) |
| Depreciation and amortization | 46.5 | 62.4 | 40.3 |
| **EBITDA** | **97.7** | **320.7** | **36.4** |
| EBITDA margin | 8.9% | 13.9% | 4.1% |

*Financials are derived from unaudited financial statements.*

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables below.

in millions of U.S. dollars

| ADJUSTED EBIT RECONCILIATION | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| Operating profit (loss) before financial income (EBIT) | 51.2 | 258.3 | (3.9) |
| Expenses related to Eve's Business | 10.9 | 6.8 | 10.7 |
| **Adjusted EBIT** | **62.0** | **265.1** | **6.7** |
| Adjusted EBIT margin % | 5.6% | 11.5% | 0.8% |

*Financials are derived from unaudited financial statements.*

in millions of U.S. dollars

| ADJUSTED EBITDA RECONCILIATION | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| EBITDA | 97.7 | 320.7 | 36.4 |
| Expenses related to Eve's Business | 10.9 | 6.8 | 10.7 |
| **Adjusted EBITDA** | **108.6** | **327.5** | **47.1** |
| Adjusted EBITDA margin % | 9.8% | 14.2% | 5.2% |

*Financials are derived from unaudited financial statements.*

## Adjusted net income

Is a non-GAAP measure calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS, for purposes of the calculation of Embraer's Income Tax benefits (expenses), the company is required to record taxes resulting from gains or losses due to the impact of the changes in the Brazilian real to the US dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note taxes which results from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the company's consolidated Cash Flow statement, under Deferred income tax and social contribution.

in millions of U.S. dollars

| ADJUSTED NET INCOME (LOSS) RECONCILIATION | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| Net Income (loss) attributable to Embraer | 73.4 | 45.6 | 28.7 |
| Net change in deferred income tax & social contribution | (123.6) | 81.3 | (11.3) |
| Expenses related to Eve's Business including Financial Result | 10.0 | 3.9 | 8.8 |
| Eve Warrants including Financial Result | (33.4) | 42.2 | (39.0) |
| **Adjusted net income (Loss)** | **(73.6)** | **173.0** | **(12.8)** |
| Adjusted net margin | -6.7% | 7.5% | -1.4% |

*Financials are derived from unaudited financial statements.*

## Working capital without Eve

Is a non-GAAP measure calculated by starting at selected Embraer's consolidated balance sheet figures and subtracting Eve's related working capital values. For working capital calculations, in the assets side of the balance sheet, we include inventories, trade accounts receivable, customer and commercial financing, contract assets and other assets. Meanwhile, in the liabilities side of the balance sheet, we include contract liabilities, trade accounts payable, supplier finance and other payables.

in millions of U.S. dollars

| | Select Balance Sheet Data - Eve | 1Q25 | 4Q24 | 1Q24 | Δ qoq | Δ yoy |
|---|---|---|---|---|---|---|
| | Inventories | 1.4 | 2.0 | 1.2 | (0.6) | 0.2 |
| | Trade accounts receivable | 1.0 | 3.9 | 0.1 | (2.9) | 0.9 |
| A | Customer and commercial financing | - | - | - | - | - |
| | Contract assets | - | - | - | - | - |
| | Other assets | 7.3 | 5.5 | 88.3 | 1.8 | (81.0) |
| | Contract liabilities | 1.5 | 1.5 | 1.3 | - | 0.2 |
| | Trade accounts payable | 15.2 | 1.8 | 1.5 | 13.4 | 13.7 |
| B | Trade accounts payable - Supplier finance | - | - | - | - | - |
| | Other payables | 23.8 | 17.8 | 22.0 | 6.0 | 1.8 |
| **Working Capital (A-B)** | | **(30.8)** | **(9.7)** | **64.8** | **(21.1)** | **(95.6)** |

*1Q25 and 1Q24 financials are derived from unaudited financial statements; 4Q24 are derived from audited financial statements.*

In millions of U.S. dollars

| ADJUSTED FREE CASH FLOW | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| **Net cash generated (used) by operating activities (1)** | **(275.4)** | **1,043.6** | **(274.0)** |
| Adjustment for non-recurring cash impacts | - | - | - |
| **Adj. net cash generated (used) by operating activities (*)** | **(275.4)** | **1,043.6** | **(274.0)** |
| Net additions to property, plant and equipment | (76.0) | (13.9) | (42.9) |
| Additions to intangible assets | (59.5) | (73.8) | (65.1) |
| **Adjusted free cash flow** | **(410.9)** | **955.9** | **(382.0)** |
| Eve's free cash flow | (25.1) | (39.5) | (35.9) |
| **Adjusted free cash flow w/o Eve** | **(385.8)** | **995.4** | **(346.1)** |

*(*) Net of financial investments: 1Q25 US$(91,6)m, 4Q24 US$1,5m and 1Q24 US$33,8m*
*1Q25 and 1Q24 financials are derived from unaudited financial statements; 4Q24 are derived from audited financial statements.*

# Ratios based on "NON-GAAP" information

| CERTAIN FINANCIAL RATIOS | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| Total debt to EBITDA (i) | 2.2 | 2.8 | 4.6 |
| Net debt to EBITDA (ii) | 0.3 | (0.1) | 1.5 |
| Net debt w/o Eve to Adjusted EBITDA (iii) | 0.5 | 0.1 | 1.8 |
| Total debt to capitalization (iv) | 0.4 | 0.4 | 0.5 |
| LTM EBITDA to financial expense (gross) (v) | 5.3 | 4.8 | 3.2 |
| LTM EBITDA (vi) | 942.2 | 880.9 | 573.0 |
| LTM Interest and commissions on loans (vii) | 178.2 | 183.6 | 179.0 |
| Adjusted LTM EBITDA w/o Eve (viii) | 983.1 | 921.5 | 598.8 |

*1Q25 and 1Q24 financials are derived from unaudited financial statements; 4Q24 are derived from audited financial statements.*

(i) *Total debt represents short and long-term loans and financing including Eve (US$ billion).*
(ii) *Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.*
(iii) *Net debt w/o Eve represents cash and cash equivalents, plus financial investments and intercompany loan receivable, minus short and long-term loans, less Eve's Net debt.*
(iv) *Total capitalization represents short and long-term loans and financing, plus shareholders equity (US$ billion).*
(v) *Financial expense (gross) includes only interest and commissions on loans.*
(vi) *The table at the end of this release sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million).*
(vii) *Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company's consolidated Income Statement (US$ million).*
(viii) *The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million).*

# Investor Relations

**CONFERENCE CALL INFORMATION**
Embraer will host a conference call to present its 1Q25 results on:

Tuesday May 06, 2025

**ENGLISH: 8:00 AM (NYTime) / 9:00 AM (SPTime)**
**Translation to Portuguese.**

To access the webcast click here

Zoom webinar:

848 4607 1530

Or alternatively to participate by phone call:

U.S.:
+1(929)205-6099
+1(253)205-0468

Brazil:
+55(11)4632-2237
+55(11)4680-6788

We recommend you join 15 minutes in advance.

# About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 145 million passengers a year.

Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.



EMBRAER

**CONTACT**
investor.relations@embraer.com.br
+55 (12) 3927-6017

**GUI PAIVA**
EAH CFO; ERJ Head of IR and M&A
gpaiva@embraer.com

**PATRICIA MC KNIGHT**
IR Manager
patricia.mcknight@embraer.com.br

**VIVIANE PINHEIRO**
IR Specialist
viviane.pinheiro@embraer.com.br

**ELIANE FANIS**
IR Specialist
eliane.fanis@embraer.com.br

**MARILIA SABACK SGOBBI**
IR Specialist
marilia.saback@embraer.com.br

**RODRIGO DINIZ**
IR Analyst
rodrigo.dmendes@embraer.com.br

ri.embraer.com.br/en